Exhibit 99.1

Step Out Drilling Expands Collective Mining’s Main Breccia Discovery at Apollo to The West and At Depth

•	Visual observations from two more step-out diamond drill holes, APC-25 and APC-28, within the Company’s Main Breccia discovery at the Apollo target (“Apollo”) have expanded the mineralized footprint of the system to the west and at depth. These holes are in addition to previously announced visual observations for step-out hole APC-22, which was drilled from Pad 3 to the northeast and cut more than 400 metres of continuous mineralization.

•	APC-28, which was drilled westwards from Pad 2, is the longest and deepest hole drilled to date into the Main Breccia discovery at Apollo. The hole intersected over 600 metres of continuous breccia mineralization which represents the longest continuously mineralized intercept drilled to date. Visual inspection of the mineralized intercept includes an upper copper rich zone followed by multiple zones enriched by sheeted carbonate base metal (“CBM”) vein overprinting. The hole terminated at approximately 956 metres while still in mineralization.

•	Hole APC-25, which was drilled to the northwest from Pad 3 and designed as a short step-out hole, cut more than 100 metres of favourable mineralization beginning at 65 metres below surface. Visual inspection of mineralization indicates that the intercept will be enriched in copper with 1.5% to 2.5% chalcopyrite being recorded in the logs. This is the westernmost hole drilled to date within the Main Breccia discovery at Apollo and opens the potential for further shallow mineralization expansion to the west.

•	Assay results for the remaining nine holes from the 2022 program are outstanding and expected in the near term.

Ari Sussman, Executive Chairman commented: “To date, every time that we have undertaken step-out drilling at the Main Breccia system of Apollo, we have expanded the size of the discovery. The exceptional continuity encountered in drilling highlights the potential for a very large, bulk tonnage deposit with robust grades due to the copper-silver-gold mineralization within the breccia matrix being deposited from both a porphyry source as well as low and intermediate sulphidation vein systems. We will remain aggressive in 2023 with drilling set to resume in the coming days.”

Toronto, Ontario, January 5, 2023 - Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce visual observations from two additional step-out holes drilled into the Main Breccia discovery at Apollo (“Apollo”), which is located within the Guayabales project in Caldas, Colombia. The Main Breccia discovery is a high-grade, bulk tonnage copper-silver-gold porphyry-related system, which owes its excellent metal endowment to multiple phases of mineralization which include older copper-silver-gold porphyry mineralization and younger, overprinting, sheeted carbonate base metal vein systems.

Details

Twenty-two diamond drill holes with accompanying assay results have now been announced at Apollo and a further nine holes await assay results in the near term. The Company recently completed two westerly directed step out diamond drill holes, APC-25 and APC-28, drilled from its southernmost drill pad (Pad 3) and from its easternmost drill pad (Pad 2). The holes were designed to test for western and depth extensions to the Main Breccia discovery. The following visual observations are highlighted from the two step out holes:

Hole APC-25 was drilled approximately northwest from Pad 3 to a maximum depth of 215.80 metres and was designed to test for potential westerly extensions to shallow and outcropping breccia mineralization. The hole intersected more than one hundred metres of continuous mineralization beginning at 73 metres down hole (65 metres vertical) and continued until approximately 180 metres downhole (160 metres vertical). The mineralized angular breccia contains a sulphide matrix which includes 1.5% to 2.5% chalcopyrite and between 1% and 3% pyrite plus pyrrhotite. The breccia has been overprinted by a zone of carbonate and base metal (sphalerite and galena) veins which based on previously announced results, host higher gold grades. APC-25 is the westernmost hole drilled into the main breccia discovery and opens the potential for further shallow mineralization in the west.

Hole APC-28 was drilled steeply to the west from Pad 2 to a maximum depth of 956.35 metres and was designed to test for western and depth extensions to the Main Breccia system. The hole intersected a hanging wall zone followed by the main zone of mineralized breccia material. The hanging wall zone was 19 metres thick beginning at 286 metres downhole and then the main zone of mineralization began at 354 metres downhole and continued to the end of the hole at 956.35 metres. The main zone of mineralized breccia hosts an upper portion where the sulphide matrix is rich in copper (chalcopyrite 0.7% to 1.5%), pyrite and pyrrhotite, and a lower portion where multiple zones of overprinting CBM veins were observed. APC-28 is the deepest and longest hole drilled to date and hosts the widest zone of continuous breccia mineralization intercepted to date. The hole was terminated while still in mineralization due to the limitations of the drill rig.

In 2022, a total of 14,975 metres (31 holes) were drilled at the Apollo target. To date assay results have been released for 22 holes with results for the holes that remain outstanding expected in early 2023.

The Company’s 2023 drill program will begin in the coming days and will focus on targeting the high-grade subzones within the Main Breccia system while simultaneously expanding the potential size of the system. Additionally, the Company will remain aggressive in testing new targets at Apollo including the newly generated copper and molybdenum porphyry target located 150 metres south of the Main Breccia system.

Figure 1: Plan View Outline of the Main Breccia Discovery at Apollo Highlighting Step-Out Drill Holes APC-25 and APC-28

Figure 2: Plan View of the Guayabales Project Highlighting the Apollo Target

Figure 3: Selection of Core from Drill Hole APC-25

Figure 4: Selection of Core from Drill Hole APC-28

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver and gold exploration company based in Canada, with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper, silver and gold Main Breccia discovery. The Company’s near-term objective is to continue with expansion drilling of the Main Breccia discovery while increasing confidence in the highest-grade portions of the system.

Management, insiders and close family and friends own nearly 35% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Contact Information

Collective Mining Ltd.
Steven Gold, Vice President, Corporate Development and Investor Relations
Tel. (416) 648-4065

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.